ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 21, 2022
Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) PSYK ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Orlic:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 771 to the Trust’s Registration Statement on Form N-1A filed December 10, 2021 (“PEA No. 771”) with respect to the Fund, a series of the Trust. PEA 771 was filed under Rule 485(a)(1) to make material changes to Post-Effective Amendment No. 724 to the Trust’s Registration Statement on Form N-1A filed July 23, 2021 (“PEA No. 724”). For your convenience, the comments have been reproduced with a response following each comment.
Pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust to amend the registration statement for the Fund, is Post-Effective Amendment No. 780 and Amendment No. 781 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The primary purposes of this filing are to: (1) respond to the comments received from the Staff regarding PEA No. 771 and (2) make other non-material changes. The Fund has not yet commenced operations. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Complete the termination date of the Adviser’s management fee waiver and confirm that the Adviser cannot recoup previously waived management fees.
Response:     The requested change has been made. The Trust so confirms that the Adviser cannot recoup previously waived management fees.
Comment 2.Please revise the disclosure to make an affirmative statement that the Fund will not invest in cannabis-related companies.
Response:     The requested change has been made.
Comment 3.With respect to neurology biopharmaceutical companies, please confirm that there are no status issues under U.S. federal or state law.
Response:     There are no status issues under U.S. federal or state law with respect to neurology biopharmaceutical companies. Neurology biopharmaceutical companies are involved in the development of drugs and biologics for the treatment of disorders and diseases involving the central and peripheral nervous systems. As described in the Prospectus, in the U.S., these companies are regulated by a variety of authorities, including the U.S. Food and Drug Administration, the Drug Enforcement Administration (to the extent that their products contain controlled substances or listed chemicals), as well as other Federal and state governmental agencies. These agencies oversee the conduct of research, the approval, the marketing, the manufacture, the handling, the security, the distribution, and the sale of these products.

Comment 4.The Staff notes that the Fund has an investment strategy to track an index with significant exposure to non-U.S. companies. Please provide disclosure with respect to the following risks (and related risks) associated with this investment strategy, or explain why such disclosure would not be appropriate:
a.the potential for errors in index data, index computation and/or index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing and financial recordkeeping standards;
b.the potential significance of such errors on the fund’s performance;
c.limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and
d.the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.
Response:     The requested changes have been made.
Comment 5.Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.
Response:     The requested changes have been made.
Comment 6.In PEA No. 724, the Fund included “Health Care Sector Risk,” while in PEA No. 771, that risk is deleted and “Neurology Biopharmaceuticals Company Risk” has been added. Please explain why this change was made.
Response:     In PEA No. 724, the Index included psychedelic companies and medical cannabis companies. In PEA No. 771, the Index no longer includes medical cannabis companies and instead includes neurology biopharmaceuticals companies. The Trust believes that “Neurology Biopharmaceuticals Company Risk” is more specific to the Fund’s investments and was generally repetitive of the previously disclosed “Health Care Sector Risk.” The Trust notes that “Sector Risk” remains a risk that is disclosed in in PEA No. 771.
Comment 7.The Fund discloses that as part of an arrangement between the Adviser and the Index Provider, the Index Provider has agreed to pay all expenses of the Fund (except Excluded Expenses) and, to the extent applicable, pay the Adviser’s minimum fee under the arrangement. Please file this agreement as an exhibit to the Fund’s registration statement.
Response:     The Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Fund, (the “Agreement”) provides that the Adviser is responsible for the payment of all expenses (except excluded expenses as defined in the Agreement). Whether the Index Provider pays all expenses of the Fund under its arrangement with the Adviser does not have any impact on the Fund or whether the Adviser will satisfy its obligations under the Agreement. The agreement between the Adviser and the Index Provider is not material to the Fund because the Adviser must still fulfill its obligations under the Agreement regardless if a third-party reimburses the Adviser. Therefore, the Trust respectfully declines to file this agreement as an exhibit.

Comment 8.On page 23 of the Statement of Additional Information under “Acceptance of Orders of Creation Units,” please make the following revisions: (1) delete “absolute” from the first sentence; (2) delete “acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund”; and (3) delete “the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners.”
Response:    The requested changes have been made.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President